Exhibit (a)(1)(K)

AXS-ONE INC.

SECOND SUPPLEMENT DATED FEBRUARY 22, 2008

TO

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER THE

AXS-ONE INC. 1995 STOCK OPTION PLAN,

AXS-ONE INC. 1998 STOCK OPTION PLAN AND

AXS-ONE INC. 2005 STOCK INCENTIVE PLAN

TO PURCHASE COMMON STOCK

HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

The offer and withdrawal rights expire at 5:00 p.m., New York time, on March 3, 2008 unless the offer is extended.

As specifically noted, this Supplement is provided to revise and supplement some of the information provided in the Offer to Exchange dated February 1, 2008 as previously supplemented and revised on February 11, 2008.

A. The answer to the question “When will I receive my new options?” in the Summary Term Sheet section of the Offer to Exchange is deleted in its entirety and replaced with the following:

When will I receive my new options?

We will grant the new options with respect to options accepted for exchange effective immediately upon the expiration of the offer. The documents representing the new options will be distributed promptly after that time.

B. The second paragraph of the Offer to Exchange section entitled “Introduction” is deleted in its entirety and replaced with the following:

The number of shares of common stock subject to new options to be granted to each option holder will be equal to one-half of the number of shares subject to the options tendered by you and accepted for exchange. We will grant the new options with respect to options accepted for exchange effective immediately upon the expiration of the offer. The documents representing the new options will be distributed promptly after that time. The offer is currently expected to expire on March 3, 2008. Accordingly, we expect that the options accepted for exchange will be cancelled as of such date and the new options will be granted as of such date.